SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 1-15983

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ArvinMeritor, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

ARVINMERITOR, INC. SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	11

SIGNATURES	12

EXHIBIT – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Meritor, Inc. Employee Benefit Plan Committee
and Participants

We have audited the accompanying statements of net assets available for benefits of ArvinMeritor, Inc. Savings Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Clinton Township, Michigan
June 20, 2012

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS
Participant-Directed Investments
Mutual funds	$174,983,843	$183,714,305
Common collective fund	48,402,155	48,537,506
Common stock	28,567,261	71,419,026
Total investments at fair value	251,953,259	303,670,837
Cash	2,488	42,979
Contributions receivable	859,242	949,921
Participant notes receivable	5,940,251	5,680,233
TOTAL ASSETS	258,755,240	310,343,970
LIABILITIES - Accrued administrative expenses	—	7,576
Net assets reflecting all investments at fair value	258,755,240	310,336,394
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(1,688,008)	(1,754,349)
NET ASSETS AVAILABLE FOR BENEFITS	$257,067,232	$308,582,045
See accompanying notes to financial statements.

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

CONTRIBUTIONS
Participant contributions	$15,320,426
Employer contributions, net of forfeitures	12,327,082
Total contributions, net of forfeitures	27,647,508
INVESTMENT INCOME (LOSS)
Dividends	6,569,972
Net depreciation in fair value of investments	(60,689,499)
Net investment loss	(54,119,527)
Interest from participant notes receivable	271,601
Total additions - net	(26,200,418)
DEDUCTIONS
Benefits paid to participants	(25,256,882)
Administrative expenses	(57,513)
Total deductions	(25,314,395)
DECREASE IN NET ASSETS	(51,514,813)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	308,582,045
End of year	$257,067,232
See accompanying notes to financial statements.

ARVINMERITOR, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN
The following description of the amended and restated ArvinMeritor, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General – The Plan is a defined contribution savings plan covering eligible salaried and certain non-union hourly employees of Meritor, Inc. (formerly ArvinMeritor, Inc.) and other affiliated companies (the “Company” or "Meritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employee Contributions – Eligible employees may elect to contribute up to 20% of their compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution), subject to the limits prescribed under the Internal Revenue Code (“IRC”). Participants can elect to have their contributions invested in 5% increments in various investment funds.
The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.
Employer Matching Contributions – Participants are immediately eligible for matching contributions. The Company matches 100% of the participant’s contribution up to the first 3% of eligible compensation deferred and 50% of the participant’s contribution on the next 3% of eligible compensation deferred. Company matching contributions are invested according to the investment mix participants have elected for their own contributions.
Employer Pension Contributions – Eligible employees hired on or after October 1, 2005 receive a Pension Contribution into the Plan in lieu of accruing benefits under the Company's defined benefit plan. Effective January 1, 2008, eligible employees hired prior to October 1, 2005 who were not 50 years old with at least 10 years of service with the Company, or had at least 20 years of service with the Company began receiving Pension Contributions into the Plan in the same manner as salaried employees hired after October 1, 2005. Effective July 1, 2011, those eligible employees hired prior to October 1, 2005 who were 50 years old with at least 10 years of service with the Company, or had at least 20 years of service with the Company as of January 1, 2008, began receiving an additional Pension Contribution into the Plan in lieu benefits previously accrued under the Company's defined benefit plan. Pension Contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Plan. Pension Contributions range between 2% and 4% of participants’ compensation. Pension Contributions are invested according to the investment mix participants have elected for their own contributions.

ARVINMERITOR, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Pension Contributions, if applicable, and an allocation of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses.
Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.
Vesting – Amounts attributable to participant contributions and employer matching contributions are fully vested at all times. Pension Contributions vest in annual 20% increments beginning with the completion of the second year of service. Participants become fully vested after they reach six years of service. Forfeited Pension Contributions are netted against future employer contributions.
Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59½. Pre-tax withdrawals prior to attaining age 59½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59½. Upon termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution.
Transfers – The Company also sponsors a separate defined contribution savings plan for certain hourly employees. The Plan allows for employees changing status between union hourly and certain non-union hourly or salaried to move invested assets to the Plan that corresponds to their current status. During 2011, there were no transfers.
Participant Notes Receivable – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of notes receivable outstanding during the preceding 12-month period, (ii) amounts in the participant’s account attributable to participant contributions, or (iii) one-half of the participant’s vested account balance. The notes receivable are secured by the balances in the respective participants' accounts. Participant notes receivable are written off when deemed uncollectible.
Interest is charged at 1% over the prime rate in place at the note receivable origination date, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. At year end, interest rates charged on outstanding balances ranged from 4.25% to 9.25%. The notes receivable are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding note receivable.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it

ARVINMERITOR, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

reserves the right to do so at any time. In the event of termination of the Plan, participants with Pension Contribution balances would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation – The Plan's investments are stated at fair value, except for a stable value common collective trust fund that primarily invests in benefit responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Mutual funds and common stock are reported at fair value based on quoted market prices. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Administrative Expenses – Administrative expenses for services required by the Plan document are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan.
Benefit Payments – Benefit payments to participants are recorded upon distribution.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
New Accounting Pronouncement – In May 2011, the FASB issued ASU 2011-4, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.

ARVINMERITOR, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept and measurement of an instrument classified in an entity’s shareholder’s equity. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first annual period beginning after December 15, 2011. The adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

3.	INVESTMENTS
The Plan’s significant investments as of December 31, 2011 and 2010 are as follows:

	2011	2010

Mutual funds - At fair value:
T. Rowe Price Mid-Cap Growth Fund	$29,820,247	$33,927,459
T. Rowe Price Growth and Income Fund	24,019,918	24,894,412
T. Rowe Price Retirement 2030 Fund	14,478,043	14,266,226
Vanguard Institutional Index Fund	15,565,233	17,020,578
Pimco U.S. Total Return Admin	17,426,925	18,780,466
Common Collective Fund - At contract value:
T. Rowe Price Stable Value Common Trust Fund	46,714,147	46,783,157
Common stock - At fair value:
Meritor, Inc.	28,567,261	71,419,026

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(7,910,546)
Common stock - Meritor, Inc.	(52,778,953)
Net depreciation	$(60,689,499)

4.	FAIR VALUE MEASUREMENTS
Accounting standards require certain assets be reported at fair value in the financial statements and provide a framework for establishing that fair value. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the accounting standards are described below:

ARVINMERITOR, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

◦	Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

◦
Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

◦	Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, participant notes receivable, and accrued liabilities. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.
Investments measured at fair value on a recurring basis at December 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	101,694,122	—	—	101,694,122
Fixed income investments	17,426,925	—	—	17,426,925
Balanced investments	1,259,861	—	—	1,259,861
Retirement-year based investments	54,602,935	—	—	54,602,935
Common collective fund (1)	—	48,402,155	—	48,402,155
Common stock - Meritor, Inc.	28,567,261	—	—	28,567,261
Total investments at fair value	203,551,104	48,402,155	—	251,953,259

ARVINMERITOR, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Investments measured at fair value on a recurring basis at December 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	111,651,348	—	—	111,651,348
Fixed income investments	18,780,466	—	—	18,780,466
Balanced investments	1,457,057	—	—	1,457,057
Retirement-year based investments	51,825,434	—	—	51,825,434
Common collective fund (1)	—	48,537,506	—	48,537,506
Common stock - Meritor, Inc.	71,419,026	—	—	71,419,026
Total investments at fair value	255,133,331	48,537,506	—	303,670,837
(1) This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) that invests primarily in investment contracts, a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, and wrapper contracts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date. Stable Value Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan. Under the terms of the Stable Value Fund’s agreement, the Plan is required to provide advance written notice to T. Rowe Price Trust Company prior to full redemption of the Stable Value Fund.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer.  There were no significant transfers between levels of the fair value hierarchy during 2011 and 2010.

5.	TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated October 4, 2010, that the Plan was designed in accordance with applicable sections of the IRC.
The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and is exempt from federal taxes as of December 31, 2011 and 2010. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2008.

ARVINMERITOR, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2011 and 2010, the Plan held 5,369,786 and 3,480,459 shares, respectively, of common stock of Meritor with a fair value of $28,567,261 and $71,419,026, respectively. During the year ended December 31, 2011, the Plan recorded no dividend income from common stock of Meritor.

7.	RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were lower than those on the Form 5500 by $1,688,008 and $1,754,349 at December 31, 2011 and 2010, respectively. Additionally, the decrease in net assets on the Form 5500 for the year ended December 31, 2011 is higher than that on the financial statements by $66,341.

ARVINMERITOR, INC.     SAVINGS PLAN                          Schedule 1

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011                        EIN 38-3354643, Plan No. 333

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

		Mutual funds	**
	Blackrock	Equity Div I	**	$3,299,797
	Lord Abbett	Small Cap Value	**	9,716,852
	Pimco	U.S. Total Return Admin	**	17,426,925
	Vanguard	Institutional Index Fund	**	15,565,233
	Vanguard	Total Intl Stock Index	**	9,067,510
*	T. Rowe Price	Mid-Cap Growth Fund	**	29,820,247
*	T. Rowe Price	Growth and Income Fund	**	24,019,918
*	T. Rowe Price	Growth Stock Fund	**	10,137,832
*	T. Rowe Price	Prime Reserve Fund	**	66,732
*	T. Rowe Price	Retirement 2005 Fund	**	477,360
*	T. Rowe Price	Retirement 2010 Fund	**	6,129,155
*	T. Rowe Price	Retirement 2015 Fund	**	2,795,644
*	T. Rowe Price	Retirement 2020 Fund	**	12,758,056
*	T. Rowe Price	Retirement 2025 Fund	**	3,439,995
*	T. Rowe Price	Retirement 2030 Fund	**	14,478,043
*	T. Rowe Price	Retirement 2035 Fund	**	2,223,273
*	T. Rowe Price	Retirement 2040 Fund	**	9,383,065
*	T. Rowe Price	Retirement 2045 Fund	**	1,457,077
*	T. Rowe Price	Retirement 2050 Fund	**	716,757
*	T. Rowe Price	Retirement 2055 Fund	**	744,511
*	T. Rowe Price	Retirement Income Fund	**	1,259,861
*	T. Rowe Price	Common collective fund Stable Value Common Trust Fund	**	48,402,155
*	Meritor	Meritor, Inc. common stock	**	28,567,261
*	Participant notes receivable	Participant notes receivable bearing interest at rates ranging from 4.25%- 9.25%		5,940,251
		Total		$257,893,510
* Party-in-interest
** Cost information not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARVINMERITOR, INC. SAVINGS PLAN

By:	/s/ Thomas Kempa

Thomas Kempa, Plan Administrator

June 20, 2012